UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2004

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to

     Commission file number 0-17157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.

4000 North First Street
San Jose, CA 95134
408-943-9700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.

Date: June 27, 2005	By:	/s/ John Chenault

John Chenault
Vice President and Chief Financial Officer

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule as of December 31, 2004:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9
EXHIBIT 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Novellus Systems, Inc.
Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but contains supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/	MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California
May 12, 2005

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments, at fair value	$118,237,466	$104,836,860
Investments, at contract value	8,008,181	7,692,777
Participant loans	2,225,048	1,699,021

Assets held for investment purposes	128,470,695	114,228,658

Employer’s contribution receivable	3,570,407	3,832,301

Net assets available for benefits	$132,041,102	$118,060,959

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended
	December 31,
	2004	2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,326,723	$1,089,476
Net realized and unrealized appreciation in fair value of investments	2,699,103	19,694,145

	4,025,826	20,783,621

Contributions:
Participants’	13,064,484	13,291,654
Employer’s	3,570,407	3,832,301

	16,634,891	17,123,955

Total additions	20,660,717	37,907,576

Deductions from net assets attributed to:
Withdrawals and distributions	6,642,135	12,536,937
Administrative expenses	38,439	12,850

Total deductions	6,680,574	12,549,787

Net increase prior to transfer	13,980,143	25,357,789

Transfer of assets:
To the Plan	—	33,747,807

Net increase in net assets	13,980,143	59,105,596

Net assets available for benefits:
Beginning of year	118,060,959	58,955,363

End of year	$132,041,102	$118,060,959

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan), previously the Novellus Systems, Inc. 401(k) Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1989 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In March 2003, the Plan was amended and restated to provide for the merger of the SpeedFam-IPEC Employees’ Savings Profit Sharing Plan and Trust (SpeedFam Plan) into the Plan (the SpeedFam Merger - Note 3). In December 2003, the Plan was amended, restated and renamed the Novellus Systems, Inc. Retirement Plan to provide for the merger of the Novellus Systems, Inc. 401(k) Plan and the Novellus Systems, Inc. Matching Plan (Matching Plan) (the Novellus Merger — Note 3).

Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, Century Business Services, Inc. (CBIZ), processed and maintained the records of participant data. MCB Trust Services (MCB) and Matrix Capital Bank (Matrix) acted as Plan trustee and custodian, respectively. Effective January 1, 2005, Vanguard National Trust Company succeeded MCB as trustee and The Vanguard Group succeeded Matrix and CBIZ as custodian and third-party administrator, respectively. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts — Forfeited nonvested accounts are used to pay Plan administrative expenses or applied against matching contributions made by the Company. Forfeitures attributable to the GaSonics International 401(k) Profit Sharing Plan (GaSonics Plan), which was merged into the Plan in 2001, or the SpeedFam Plan are used solely to pay Plan administrative expenses. Approximately $88,000 and $122,000 of forfeitures were utilized to reduce the Company’s 2004 and 2003 matching contributions, respectively.

Investments — Investments of the Plan are held by the trustee and, other than mentioned below, invested based solely upon instructions received from participants. Participants may allocate a maximum of 25% of their deferrals of compensation to the Novellus Unitized Stock Fund (Company Stock Fund), a fund invested primarily in shares of Company common stock. Effective December 1, 2003, all investment accounts are participant directed except for unvested matching accounts invested in the Company Stock Fund.

The Plan’s investments in mutual funds, a money market fund and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Plan investments include a pooled account, the Novellus Unitized GIC Fund, that consists of an investment contract maintained by Nationwide Life Insurance Company (Nationwide) in the Nationwide Fixed Fund and the Novellus Fixed Interest Account. The Nationwide Fixed Fund is fully benefit responsive and, therefore, has been reported in the financial statements at contract value. The crediting rates at December 31, 2004 and 2003 and the average yield for the years then ended were approximately 4.1% and 5.1%, respectively. Fair value of the Plan’s investment in the contract approximates the contract value at December 31, 2004 and 2003. The Novellus Fixed Interest Account consists of investments in the Oppenheimer Capital Preservation Fund and a Matrix Money Market Fund.

Reclassification — Certain reclassifications were made in the 2003 financial statements to conform to the 2004 presentation.

Income taxes — The Plan has been amended since receiving a favorable determination letter dated December 12, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions – Effective with the Novellus Merger in December 2003, the Company may make matching contributions with the approval of the Board of Directors, as previously provided in the Matching Plan. Generally, a participant will share in the matching contribution only if the participant is still employed on the last day of the Plan year and has completed one year of service.

For the years ended December 31, 2004 and 2003, the Company matched 50% of each eligible participant’s contribution under the Plan up to a maximum of the greater of $4,000 or 6% of eligible compensation. Matching contributions for the years ended December 31, 2004 and 2003 were made in shares of the Company’s common stock in the amount of 128,017 and 91,136 shares, respectively. The contributions were valued at approximately $3.6 million and $3.8 million as of December 31, 2004 and 2003, respectively. Matching contributions were transferred into the Plan subsequent to year-end.

The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2004 and 2003.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to their account after three years of credited service.

Special vesting provisions apply to accounts merged into the Plan from the GaSonics Plan, which was merged into the Plan in 2001. Participants vest ratably and become 100% vested in matching and profit sharing contributions allocated to their accounts under the GaSonics Plan after four years. Years of vesting service credited under the GaSonics Plan are recognized for vesting purposes.

Accounts merged into the Plan from the SpeedFam Plan are subject to special vesting provisions (Note 3). Participants are 100% vested in matching and profit sharing contributions allocated to their accounts under the SpeedFam Plan after one and six years, respectively.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2004 carry interest rates ranging from 5% to 10.5%.

NOTE 3 — PLAN MERGER/TRANSFER

In conjunction with the SpeedFam Merger, assets totaling approximately $21.7 million were transferred into the Plan from the SpeedFam Plan during March 2003.

The Novellus Merger in December 2003 resulted in an increase in Plan assets of approximately $12.0 million.

NOTE 4 — INVESTMENTS

The following table presents the contract or fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2004		2003
Oppenheimer Capital Preservation Fund	$6,861,295		$7,201,000
Nationwide Fixed Fund	8,008,181		7,692,777
Van Kampen Equity & Income Fund	10,381,268		9,386,511
Alliance Bernstein Growth & Income Fund	10,099,634		9,410,515
MFS Mass Investors Growth Stock Fund	—		9,662,920
Oppenheimer Global Fund	11,607,490		9,501,223
Dreyfus S&P 500 Index Fund	11,393,584		8,795,214
American Funds Growth Fund of America	20,319,121		8,625,383
Novellus Unitized Stock Fund	14,337,913	*	17,093,490	*
Other funds individually less than 5% of net assets	35,462,209		26,859,625

Assets held for investment purposes	$128,470,695		$114,228,658

* Includes nonparticipant directed investments (Note 6)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2004	2003
Common stock	$(6,955,429)	$2,118,913
Mutual funds	9,654,532	17,575,232

	$2,699,103	$19,694,145

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Nationwide Fixed Fund and the Novellus Fixed Interest Account are managed by Nationwide and Matrix, respectively. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Novellus Systems, Inc. common stock held in the Company Stock Fund was as follows at December 31, 2004 and 2003:

	Number of shares	Fair value
2004	503,502	$14,042,671
2003	398,212	$16,744,815

In addition to the shares of Company common stock, the Company Stock Fund held cash in a money market account of $295,242 and $348,675, respectively, at December 31, 2004 and 2003.

NOTE 6 — PARTICIPANT AND NON PARTICIPANT-DIRECTED INVESTMENTS

Net assets relating to participant and nonparticipant-directed matching accounts included in the Novellus Unitized Stock Fund were $9,906,422 and $12,796,855 for the years ended December 31, 2004 and 2003, respectively.

The net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts included in the Novellus Unitized Stock Fund is as follows for the years ended December, 31,

	2004	2003
Beginning net assets	$762,628	$—
Transfer due to merge of Match Plan	—	12,085,157
Contributions made to Plan	323,213	—
Realized and unrealized gains and losses	(387,448)	253,425
Transfers to participant directed investments, net	(214,464)	(11,574,462)
Benefits paid to participants	(13,754)	(1,492)

Ending net assets	$470,175	$762,628

NOTE 7 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 8 — SUBSEQUENT EVENT

Effective January 1, 2005, Vanguard National Trust Company succeeded MCB as trustee and The Vanguard Group succeeded Matrix and CBIZ as custodian and third-party administrator, respectively.

SUPPLEMENTAL SCHEDULE

NOVELLUS SYSTEMS, INC.	EIN: 77-0024666

RETIREMENT PLAN	PLAN #001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	value
*	Nationwide Fixed Fund	Insurance company general account		$8,008,181

*	Matrix Money Market Fund	Money market fund		2,031,866

	Oppenheimer Capital Preservation Fund	Mutual fund		6,861,295

	PIMCO Real Return Bond Fund	Mutual fund		490,656

	Dreyfus Premier Core Bond Fund	Mutual fund		1,910,981

	Van Kampen Equity & Income Fund	Mutual fund		10,381,268

	Alliance Bernstein Growth & Income Fund	Mutual fund		10,099,634

	Calvert Large Cap Growth Fund	Mutual fund		338,892

	Goldman Sachs Govt. Income Fund	Mutual fund		2,459,337

	Seligman Capital Fund	Mutual fund		5,531,748

	Franklin Small Mid Cap Growth Fund	Mutual fund		2,374,201

	Seligman Communications & Information Fund	Mutual fund		2,904,420

	Oppenheimer Global Fund	Mutual fund		11,607,490

	Dreyfus S&P 500 Index Fund	Mutual fund		11,393,584

	Dreyfus Small Cap Stock Index Fund	Mutual fund		1,496,709

	Dreyfus Mid-Cap Index Fund	Mutual fund		1,143,246

	Dreyfus International Stock Index Fund	Mutual fund		1,282,568

	Fidelity Low Price Stock Fund	Mutual fund		3,961,661

	American Funds Growth Fund of America	Mutual fund		20,319,121

	MFS International New Discovery Fund	Mutual fund		2,171,995

	PIMCO Renaissance Fund	Mutual fund		2,528,594

	Pioneer High Yield Fund	Mutual fund		990,331

	AIM Small Cap Growth Fund	Mutual fund		1,619,956

*	Novellus Unitized Stock Fund (Nonparticipated and
	Participated-directed, Match fund)	Common stock and money market account	$14,069,336	9,906,422
*	Novellus Unitized Stock Fund (Participated-directed, other funds)	Common stock and money market account		4,431,491

*	Participant loans	Interest rate range of 5.00% to 10.50%		2,225,048

		Total		$128,470,695

* Parties in interest

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm